3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750
John P. Falco
(215) 981-4659
falcoj@pepperlaw.com
September 10, 2008
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: James E. O’Connor, Esq.

Re:	WT Mutual Fund
File No. 333-152704
Dear Mr. O’Connor:
     On behalf of WT Mutual Fund (the “Trust”), accompanying this letter is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (the “Amendment”) in connection with the proposed reorganization of the Wilmington Fundamentally Weighted Large Company Fund (the “FWLC Fund”) and the Wilmington Fundamentally Weighted Small Company Fund (the “FWSC Fund”) (each a “Target Fund”) into the Wilmington Multi-Manager Large-Cap Fund (“Large-Cap Fund”) and the Wilmington Multi-Manager Small-Cap Fund (“Small-Cap Fund”) (each an “Acquiring Fund”), respectively. The Acquiring Funds and the Target Funds (the “Funds”) are separate series of the Trust. The Amendment is being submitted to incorporate each of the Funds’ audited financial statements into the Amendment and to include certain pro-forma financial information and exhibits.
     This letter also addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the proxy statement/prospectus, which were provided orally from Mr. O’Connor on September 5, 2008 and via e-mail from Ms. DiAngelo on September 8, 2008. The Trust’s responses to the Staff’s comments are reflected in the Amendment.

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Berwyn	Harrisburg	Orange County	Princeton	Wilmington
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Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

     We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.
1.	Disclose whether the Target Funds will be substantially realigned in anticipation of the Reorganization.
Response: It is anticipated that upon consummation of the reorganization, securities of each Acquiring Fund would not need to be sold in order for each Acquiring Fund to comply with its prospectus restrictions. The Amendment has been revised to address the Staff’s comments.
2.	On page 6 of the proxy statement/prospectus, consider modifying the information included in the “Sales Charges” paragraphs to conform to Form N-1A, Item 3.
Response: The disclosure required by Item 3 of Form N-1A is provided in each Fund’s prospectus which is incorporated into the proxy statement/prospectus by reference. The shareholder fee structure for each class of the Target Funds is identical to those of the corresponding class of the Acquired Funds.
3.	On page 6 of the proxy statement/prospectus with respect to the Large-Cap Fund — A Shares, why does the gross expense ratio of 1.30% agree exactly to the audited financial highlights? Shouldn’t the ratios differ by Acquired Fund fees and expenses (“AFFE”)? AFFE is the only difference in the Institutional shares and the audited financial highlights.
Response: The gross expenses for the Large-Cap Fund — A Shares have been updated and are now disclosed as 1.35%. Other expenses for the A Shares changed from 0.25% on the preliminary financials to 0.30% on the final audited financial highlights and the waiver changed from 0.07% to 0.12%. Generally, other expenses and the waiver ratio should be the same for both classes, but since the A Share class is so small relative to the Institutional Share class the rounding effect of the daily allocation of expenses has caused the ratio of other expenses to average net assets for the A Shares to vary from the ratio of other expenses to average net assets for the Institutional Shares.
4.	Include detail of the contractual expense limitations in the notes to the fee table.

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

Response: The Amendment has been revised to address the Staff’s comments.
5.	The expense limitation for the Large-Cap Fund is 1.00%. Are other fees being waived? Why is the net expense ratio below the 1.00% expense limitation?
Response: Pursuant to separate fee waiver agreements, certain sub-advisers have agreed to waive their fees to the extent that the fee calculation determined under the respective sub-advisory agreement exceeds the fee calculation determined by taking into account similarly managed assets in the accounts of Rodney Square Management Corporation (“RSMC”) or its affiliates. In addition, the sub-administrator and accounting agent has a contractual obligation through September 2008 to waive certain fees associated with a Fund with average daily net assets below $75 million. The Amendment has been revised to disclose such arrangements in footnotes to the fee table.
6.	Does the expense limitation agreement exclude AFFE from the expense limitation?
Response: The expense limitation agreement excludes AFFE from the expense limitation.
7.	Please explain the following differences in the expense ratios per the N-14 fee tables and the 6/30/08 audited financial highlights:

FWLC Fund-

	Per N-14 Fee Table:	Per 6/30/08 audited financial highlights:

Institutional	1.62%	1.63%
A Shares	1.93%	1.87%

FWSC Fund-

	Per N-14 Fee Table:	Per 6/30/08 audited financial highlights:

A Shares	4.46%	4.50%
Response: The N-14 was prepared using preliminary financial highlight information. The Amendment has been updated to reflect final information published in the Funds’ annual reports to shareholders for the fiscal year ended June 30, 2008.

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

8.	On page 7 of the proxy statement/prospectus, the Large-Cap Fund uses the net expense ratio through all ten years of the example, however, the contractual expense limitation is only in effect through July 1, 2013, 5 years from the date of the example. Using the net expense ratio for years 1-5 only, we calculate the ten year amount as $1,247.
Response: The contractual fee waiver in place with RSMC expiring on July 1, 2013 was not utilized by the Large-Cap Fund during the fiscal year ended 6/30/08. The only fee waivers utilized by the Fund were the sub-advisor fee waivers (see page 142 of the Wilmington Multi-Manager Fund’s Annual Report dated 6/30/08). The sub-advisor fee waivers for the Funds will continue indefinitely as long as the sub-advisor manages assets for the Fund.
9.	On page 7 of the proxy statement/prospectus, the FWLC Fund uses the net expense ratio amount through years 1-5 when the expense limitation is only in effect through June 30, 2012, 4 years from the date of the example. Using the net expense ratio for years 1-4 only, we calculate the following amounts:

	Institutional:	A shares:

5 year	$458	$922
10 year	$1,540	$2,106
Response: The fee waiver agreement was extended by the Board of Trustees for an additional one-year period ending on July 1, 2013 by the Board of Trustees on August 26, 2008. The Amendment has been revised to reflect the extension of the fee waiver arrangements.
10.	On page 7 of the proxy statement/prospectus, the pro forma fund uses the net expense ratio through years 1-10 of the example, how long is the expense limitation in effect? If it is only for 4 or 5 years, the net expense ratios should only be used in those years of the hypothetical examples.
Response: Please see our response to Comment No. 8 above.
11.	On page 12 of the proxy statement/prospectus, the FWSC Fund uses the net expense ratio amount through years 1-5 when the expense limitation is only in effect through June 30, 2012, 4 years from the date of the example. Using the net expense ratio for years 1-4, we calculate the following amounts:

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

	Institutional:	A shares:

5 year	$764	$1,214
10 year	$3,335	$3,794
Response: Please see our response to Comment No. 9 above.
12.	The N-14 should include a discussion of how the management fee structure will change. For example, include detail of the management fee before the merger for both funds and after the merger for the combined entity.
Response: The Amendment has been revised to address the Staff’s comments.
13.	On page 16 of the proxy statement/prospectus, are the capital loss carryforward amounts correct? According to the June 30, 2008 financial statements, the FWLC Fund had no CLCs and the FWSC Fund had $138,092 that expire in 2016.
Response: The Amendment has been updated to reflect the final capital loss carryforward amounts as of June 30, 2008.
14.	The capitalization tables should show an adjustment for the expenses of the reorganization that are going to be picked up by the funds.

Large Cap- $45,000 Small Cap- $45,000
Response: The capitalization tables have not been adjusted for the expenses of the reorganization since these expenses would not impact the net assets of the Funds due to the current expense limitation agreements in place between the Funds and RSMC. The following disclosure has been added to the section entitled “Capitalization” in the first paragraph preceding each capitalization table:
FWLC
The capitalization table has not been adjusted for the expenses of the reorganization since all the expenses are indirectly being borne by RSMC through the expense waiver/reimbursement agreement currently in place with the FWLC Fund.

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

FWSC Fund
The capitalization table has not been adjusted for the expenses of the reorganization since all the expenses are indirectly being borne by RSMC through the expense waiver/reimbursement agreement currently in place with the FWSC Fund.
15.	Each pro forma financial statement needs a note at the end of each statement referring the reader to the Notes to Pro Forma Financial Statements.
Response: The Amendment has been revised to address the Staff’s comments.
16.	The $45,000 of reorganization costs should be shown as an adjustment to the pro forma statement of assets and liabilities.
Response: The Amendment has been revised to address the Staff’s comments.
17.	We noted the following differences for the Wilmington Multi-Manager Small-Cap Fund:

	Per N-14	Per Audited FS

Receivable for Fund Shares Sold	$932,193	$32,193
Total Assets	$39,655,153	$38,755,153
Payable for Fund Shares Redeemed	$930,652	$30,652
Total Liabilities	$7,811,204	$6,911,204
Paid-in Capital	$33,470,936	$33,462,691
Undistributed Net Investment Income	$(67,312)	$(12,896)
Accumulated Net Realized Loss	$(1,172,778)	$(1,218,949)
Response: The N-14 was prepared using preliminary information. The Amendment has been updated to reflect final information published in the Funds’ annual reports.
18.	Reorganization costs should not be shown as an adjustment to the pro forma statement of operations. Reorganization costs should be shown as adjustments to the capitalization table and pro forma statements of assets and liabilities. Refer to Article 11 of Regulation S-X for guidance:
Regulation S-X, Article 11.02(b)(6).
11.02(b)(6) Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

adjustments which give effect to events that are (i) directly attributable to the transaction, (ii)expected to have a continuing impact on the registrant, and (iii) factually supportable.
Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.
Response: Reorganization costs have been removed from the Pro Forma Statement of Operations.
19.	We noted the following differences for the Wilmington Multi-Manager Small-Cap Fund:

	Per N-14	Per Audited FS

Dividends	$377,277	$398,580
Interest	$21,303
Response: The N-14 was prepared using preliminary information. The Amendment has been updated to reflect final information published in the Funds’ annual reports.
20.	In the notes to the Pro Forma Financial Statements, include a note discussing the reorganization costs.
Response: The Amendment has been revised to address the Staff’s comments.
*     *     *
     The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) the Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment, and (iii) the Trust may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Division of Investment Management
U.S. Securities and Exchange Commission
September 10, 2008

     The Fund respectfully requests that effectiveness of the above-captioned Amendment be accelerated to September 15, 2008. Your cooperation in this regard would be greatly appreciated. If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4659 or, in his absence, to Joseph V. Del Raso, Esq. at 215.981.4506.

Very truly yours,
/s/ John P. Falco
John P. Falco

cc:	Ms. Christina DiAngelo Mr. John J. Kelley Joseph V. Del Raso, Esq.